United States securities and exchange commission logo





                             January 21, 2022

       Edward Scheetz
       Chief Executive Officer
       Ventoux CCM Acquisition Corp.
       1 East Putnam Avenue, Floor 4
       Greenwich, CT 06830

                                                        Re: Ventoux CCM
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted December
20, 2021
                                                            CIK: 0001822145

       Dear Ms. Scheetz:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Cautionary Note Regarding Forward-Looking Statements, page 8

   1. We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995 in connection with the disclosure of
                                                        Presto's projections,
forecasts, and any underlying assumptions. Please revise to
                                                        include language
acknowledging the legal uncertainty of the availability of the safe harbor in the context of a
SPAC business combination.
 Edward Scheetz
FirstName  LastNameEdward   Scheetz
Ventoux CCM    Acquisition Corp.
Comapany
January 21,NameVentoux
            2022          CCM Acquisition Corp.
January
Page 2 21, 2022 Page 2
FirstName LastName
Questions and Answers about the Proposals
What vote is required to approve the proposals presented at the Special Meeting?, page 16

2. In light of the fact that the SPAC Sponsor has agreed to vote its shares of common stock to approve the merger and related proposals, please disclose the percentage of non-
         affiliated public shares that would need to approve the merger by majority vote assuming all Ventoux outstanding shares are voted and if only a quorum of Ventoux shares are present.
Summary of the Proxy Statement/Prospectus
The PIPE Investment, page 31

3. We note that VTAQ entered into the Equity Subscription Agreements and the Convertible
         Note Subscription Agreement with certain accredited investors.
Disclose if the SPAC   s
         sponsors, directors, officers or their affiliates will participate in these private placements.
4. Explain the purpose and effect of the Note Indenture provision that would require VTAQ to repurchase for cash all of the notes at any time upon the
occurrence of a    fundamental
         change." Additionally, disclose here the definition of fundamental change.
VTAQ's Reasons for Approval of the Business Combination, page 34

5. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Interests of VTAQ's Directors and Officers in the Business Combination, page 37

6. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
7. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
8. The disclosure indicates that prior to the special meeting the initial stockholders, Presto and/or its affiliates and the Presto Founders and/or their affiliates may purchase shares and/or warrants from investors. Explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act.
 Edward Scheetz
FirstName  LastNameEdward   Scheetz
Ventoux CCM    Acquisition Corp.
Comapany
January 21,NameVentoux
            2022          CCM Acquisition Corp.
January
Page 3 21, 2022 Page 3
FirstName LastName
Risks Related to VTAQ and the Business Combination, page 42

9. Please include risk factor disclosure detailing the risks involved with the provisions of your proposed charter noted on pages 118-122, including, for instance, having a classified board, prohibiting shareholders from calling special meetings and requiring more than a majority vote for certain actions.
Risk Factors, page 48

10. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Special Meeting of VTAQ Stockholders
Vote of the Sponsor, Directors and Officers, page 85

11. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement and why such shareholders were willing to waive their redemption rights.
Certain Presto Projected Financial Information, page 102

12. Regarding your disclosure of Non-GAAP Adjusted EBITDA, please present with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP.
13.      Please revise to provide additional discussion of the assumptions underlying
         the projected gross margin increase from 28% in 2021 to 55% in 2023. Specifically, state the assumptions used to calculate operating efficiencies, economies of scale, and the shift in platform product mix.
14. Disclose with specificity the estimates and assumptions used with respect to general business, economic, regulatory, market and financial conditions and other future events.
         Additionally, since the forecasts assume consistent investment in sales and marketing staffing, R&D, and G&A, quantify the assumed investment in each. If it is not clear where such funds would come from, or if such the Company is depending on cash in trust from the business combination, so state.
15. The investor presentation dated January 12, 2022, filed as an exhibit to the Form 8-K, focuses on the projected financial information. The emphasis on the prospective financial information, as opposed to historical results, in investor presentations appears to contradict statements in the registration statement that "Presto does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future
 Edward Scheetz
FirstName  LastNameEdward   Scheetz
Ventoux CCM    Acquisition Corp.
Comapany
January 21,NameVentoux
            2022          CCM Acquisition Corp.
January
Page 4 21, 2022 Page 4
FirstName LastName
         performance," and that the Presto forecasts were not prepared with a view toward public disclosure. With a view toward revised disclosure, please tell us if the forecasts were prepared in part for marketing purposes or to influence investor decisions.
16. Provide us with the legal basis for the disclaimer on page 104 of "any responsibility to update or revise...these financial projections to reflect circumstances or events...that may have occurred or that may occur after the preparation of these financial projections, even in the event that any or all of the assumptions underlying the financial projections are shown to be in error or change." Refer generally to Item 10(b)(3)(iii) of Regulation S-K.
The Stock Issuance Proposal, page 127

17. Tell us why you have included the Equity PIPE and Debt Pipe investment share issuance approvals together with the issuance of the shares contemplated by the merger agreement.
         Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the
         Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure
Interpretations.
Unaudited Pro Forma Condensed Combined Financial Information, page 138

18. In the business combination transactions summary, please disclose the ratio of the exchange of VTAQ shares for Presto shares under the two redemption scenarios. Provide similar disclosure within the disclosure accompanying the per share data on page 46.
19. Revise to limit your pro forma balance sheet presentation to the latest historic balance sheet included in the filing.
Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 140

20. Present in a separate pro forma adjustment column following the Presto (Historical) balance sheet, adjustments that give effect to:
             the Preferred Stock Conversion;
             the Warrant Exercise;
             the Convertible Notes Conversion; and
             the number of shares of common stock of New Presto to be issued based upon the
              Exchange Ratio.
         This pro forma adjustment column should be followed by a subtotal column to present
         Presto on a pro forma basis. You should make similar revisions in your pro forma income statements to give effect to these transactions on the Presto historic income statements including the impact on loss per share.
Information About Presto, page 168

21. We note that revenue from your three largest customers accounted for 93% of revenue in 2021. Please revise to identify these customers and disclose the material terms of your agreements with them, including the duration of the agreements and termination provisions. To provide context for this disclosure, also revise to disclose the total
 Edward Scheetz
FirstName  LastNameEdward   Scheetz
Ventoux CCM    Acquisition Corp.
Comapany
January 21,NameVentoux
            2022          CCM Acquisition Corp.
January
Page 5 21, 2022 Page 5
FirstName LastName
         number of customers for each period presented. In addition, include a risk factor disclosing your dependence on a limited number of customers and discuss your limited customer base in your Business section. Refer to Item 101(h)(4)(vi) of Regulation S-K.
22. We note your disclosure that you "may take advantage of several acquisition opportunities" and that "currently there are five immediately actionable targets which have strong product fits and can bring in around $50 million of additional ARR." Please revise to clarify whether you have entered into any negotiations or agreements to acquire any company and provide a more detailed discussion regarding the status of the negotiations.
         Clarify what is meant by the phrase "immediately actionable." Management's Discussion and Analysis of Financial Condition and Results of Operations of
Presto
Overview, page 176

23. In light of your significant operating losses and negative cash flows from operating activities, please discuss in reasonable detail your plans for achieving profitability and positive cash flows from operating activities in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition.
Non-GAAP Financial Measures, page 178

24. We note that you eliminated the impairment of returned leased tablets and certain product and hardware repair costs, due to infrequency and COVID when calculating Non-GAAP
         Adjusted Gross Profit and Adjusted EBITDA, implying that these costs are not reflective of your normal course of business. Please clarify your disclosure and tell us how these costs meet the definition of non-recurring, infrequent or unusual as set forth in
         Item 10(e)(1)(ii)(B) of Regulation S-K. See also Question 102.03 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
25. In addition, more fully explain to us why you believe adjusting non-GAAP financial measures for impairment of returned leased tablets and product and hardware repairs, which appear to be normal business costs under your Return Merchandize Authorization process, is reasonable and appropriate. Refer to Question 100.01 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures.
Key Factors Affecting Our Performance, page 180

26. We note that you identify Retention and Expansion within your Existing Customer
         Base, Expansion of Locations Per Customer, and Support of your
Customers    Revenue
         Growth, among others as key factors affecting performance. We further note your disclosure on page 170 regarding net revenue retention rate and your use of the phrase
         "sticky." Please clarify whether the company uses any key performance metrics underlying these key factors in evaluating the business, and quantify those metrics for the periods presented. For example, revise to define your net revenue retention rate and provide the underlying metrics.
 Edward Scheetz
FirstName  LastNameEdward   Scheetz
Ventoux CCM    Acquisition Corp.
Comapany
January 21,NameVentoux
            2022          CCM Acquisition Corp.
January
Page 6 21, 2022 Page 6
FirstName LastName
Results of Operations, page 184

27. Please expand your discussion of your results of operations to describe any known trends or uncertainties that have had or that Presto's management reasonably expects will have a material impact on revenues or loss from operations. Particularly, in light of your dependence on three customers accounting for 93% of revenues, please discuss and analyze all known trends and uncertainties resulting from your dependence on these customers for substantially all of your revenues. If applicable, discuss to what extent management intends to rely upon these three customers for future revenue growth.
28. For all periods presented, please revise to separately quantify and further analyze each significant factor contributing to the change for each of the line items discussed within the results of operations section. In regard to platform revenues, for example, please separately quantify the amount of growth due to new customers and Average Revenue per
         Location (ARPL). When discussing associated costs, for instance, please identify and quantify increases due to product costs, shipping/freight costs, installation costs and other costs. Refer to Item 303(a)(3)(iii) of Regulation S-K.
29. Please revise your disclosures for the change in fair value of warrants and convertible promissory notes to explain the specific assumptions that changed that resulted in the significant decline in value of these liabilities.
Liquidity and Capital Resources, page 186

30. Please disclose the minimum funding required to remain in business for at least the next
         12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item
         303(a)(1) and (2) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 216

31. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities identified in the beneficial ownership table.
32.      Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities. Consolidated Financial Statements of E La Carte, Inc. (dba Presto)
Summary of Business and Significant Accounting Policies
Revenue Recognition, page F-59

33. We note that Presto Smart Dining System contracts may include leasing of hardware, hardware accessories and other services. Please describe for us, in greater detail, how these arrangements are accounted for including any lease contracts. You should address whether you determined if any lease contracts or components are within the scope
 Edward Scheetz
Ventoux CCM Acquisition Corp.
January 21, 2022
Page 7
         of ASC 840, how such contracts are separated from the rest of the arrangement, what the performance obligations are for the components accounted for under ASC 606 and the basis for the timing of revenue recognition for each. Refer to the authoritative guidance you relied upon.
34. In regard to transaction revenue, you state that you are primarily responsible for the services provided, control access and influence prices, and these factors reflect that the company is the principal in transactions with diners. Please explain further how you determined that the diner is the customer in your arrangements and how you execute a contract with the diner. Please also clarify how you considered all of the factors in ASC 606-10-55-36 through 55-40 in determining that you are the principal in the transaction. Please ensure you include the following in your response:
             Clarify the specific services contracted for by the customer and how you control each of these services prior to being transferred to the customer; and
             Explain the specific terms of the contract that you enter into with the customer and the specific terms of the contract that you enter into with the agent as it relates to responsibility for fulfillment and acceptability of services. Please also clarify the timing of entering into these contracts.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



FirstName LastNameEdward Scheetz                              Sincerely,
Comapany NameVentoux CCM Acquisition Corp.
                                                              Division of
Corporation Finance
January 21, 2022 Page 7                                       Office of
Technology
FirstName LastName